April 19, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

Attention: W. John Cash, Branch Chief

Re:	Newell Rubbermaid Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 1, 2011
File No. 1-09608

Dear Mr. Cash:

We are in receipt of your comment letter dated April 5, 2011 to Newell Rubbermaid Inc. (the “Company”) related to the captioned filing. On behalf of the Company, we have addressed your comment letter by reproducing each comment below and providing the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Operating Results, page 26

1.	We note your discussion of business segment operating results and we are unable to discern the key drivers and events that affected your segment results. For example, we note your disclosure regarding the change in sales in 2010 for your Home and Family segment consisted of increases in two GBUs that were largely offset by decreases in two other GBUs in this segment. Your disclosure does not provide meaningful insight into the reasons the individual GBU sales increased or decreased, nor does it provide indicative value to investors. Please expand your discussion of business operating results for all segments to better explain the reasons for material changes in the underlying components of your segments and to also provide indicative value regarding the likelihood of an operating segment replicating past performance. In addition, please quantify the amount of the change that was contributed by each of the factors or events you identify, when you refer to more than one component as a contributor to a material change. Please refer to Item 303(a) of Regulation S-K and FRC Sections 501.04 and 501.12 for guidance.

Company Response

The Company’s discussions of business segment results generally focus on factors or events that materially impact a segment’s results, consistent with the Company’s approach to managing and measuring the performance of its business. In addition, quantification of the impacts is provided when significant and practicable. For example, the referenced explanation for the change in Home & Family’s sales was preceded by a tabular presentation of the changes in Home & Family’s sales caused by core sales, foreign currency and product line exits and rationalizations. The referenced disclosure was also followed by an explanation for the segment’s core sales increase, as follows: “the increase in core sales was largely attributable to consumer-relevant innovation and increased advertising and promotion resulting in shelf space gains and incremental distribution,” and quantification of each of these impacts was not provided because they cannot be measured practicably with a sufficient level of precision. For Home & Family, directional changes in the GBU sales were provided to supplement the discussions of the factors causing changes in Home & Family’s sales. In the Company’s judgment, a discussion and quantification of the impacts of changes in each GBU’s sales was not necessary to understand the Home & Family segment’s overall increase in core sales because none of the Home & Family GBUs had material core sales increases or decreases (the total increase in core sales for the Home & Family segment was $12 million). Where an individual GBU’s core sales increase or decrease contributes meaningfully to a significant change in a segment’s core sales, the GBU core sales changes are quantified in the disclosure, such as in the Tools, Hardware & Commercial Products discussion of segment performance where the changes in Industrial Products & Services and Construction Tools & Accessories GBUs were quantified. The Company also quantifies the impacts of items affecting segment operating margins in its discussion of segment operating results. The Company respectfully submits that its segment discussions provide sufficient and meaningful information on the quality and variability of the segment’s results.

To enhance its disclosures in future filings, the Company will provide additional quantitative and qualitative information regarding the GBUs’ performance. In addition, the Company will provide enhanced disclosure regarding the ability and likelihood of a segment replicating past performance when material events and uncertainties exist or arise that would cause results not to be necessarily indicative of future operating performance, such as in the case of the Company’s product line exits and rationalizations from resin-intensive product lines, which the Company has quantified in its discussions of segment results. Provided below is the proposed format of the Company’s segment discussion in future filings, based on the Home & Family segment’s results for the year ended December 31, 2010:

Net sales for 2010 were $2,378.4 million, an increase of $1.2 million from $2,377.2 million for 2009. Core sales increased 0.5% due primarily to consumer-relevant innovation and increased advertising and promotion resulting in shelf space gains and incremental distribution. The impact of product line exits and rationalizations reduced sales by 1.3% while foreign currency had a favorable impact of 0.9%.

The Beauty & Style GBU was the primary contributor to the segment’s increase in core sales, with a low double digit percentage increase in core sales due to expanded distribution at key customers and the success of innovative products in its Simple

StylesTM collection of hair accessories. The Rubbermaid Consumer GBU was the sole contributor to the decline in sales due to product line exits and rationalizations, as the decline in 2010 reflected the carryover impact of the Rubbermaid Consumer GBU exiting and rationalizing its resin-intensive product lines over the course of 2009.

Financial Statements

Note 19 – Industry Segment Information, page 82

2.	We note that your reportable segments contain a broad range of essentially different products. For example, your Home & Family reportable segment is comprised of four global business units that support one or more of your key brands worldwide and products underlying those global business units include infant and juvenile products; cookware and cutlery; hair care accessories; drapery and window treatments; and indoor/outdoor organization and food storage products. As such, and in accordance with ASC 280-10-50-40, please disclose the revenues from external customers for each product or each group of similar products underlying your business segments.

Company Response

ASC 280-10-50-40 requires the Company to report the revenues from external customers for each product or each group of similar products if its segments are not reported in that manner. ASC 280 does not define “similar” products and services. Therefore, the determination of whether two or more products are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances of the particular entity. The Company’s interpretation of the guidance in ASC 280 is that an enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar. The types of products within each of the Company’s segments are broadly defined yet similar, and in management’s judgment, the products within each of the Company’s segments are sufficiently similar such that their grouping within the Company’s segment disclosures satisfies the requirements of ASC 280-10-50-40. In the example cited for the Home & Family segment, the products include infant and juvenile products, cookware and cutlery, hair car accessories, drapery and window treatments, and indoor/outdoor organization and food storage products. The Company considers these products to be similar in that the products are principally used in the home, sold through similar channels and marketed to the female head of household consumer. The Company likewise considers the products within its other segments to be similar in the most important respects, including product characteristics and end-use, as well as the channels that bring the products to the consumer. For example, the products in the Office Products segment are similar in that they are targeted to the office and education verticals, sold through common channels and subject to similar seasonal factors. The products in the Tools, Hardware & Commercial Products segment are principally used by building maintenance and construction professionals, with sales influenced by trends in the construction and commercial markets.

Based upon the foregoing, the Company believes its reportable segment disclosures satisfy the provisions of ASC 280-10-50-40. However, the Company notes that the diversity in product lines is greater in its Home & Family segment compared to its Office Products and Tools,

Hardware & Commercial Products segments. Thus, the Company believes that providing sales in the Home & Family segment from external customers by similar product grouping will enhance its disclosure. Accordingly, the Company will provide a product grouping disclosure, beginning with its Form 10-K for the year ending December 31, 2011, utilizing the following proposed format (in millions):

Net Sales by Product Grouping:

	2011	2010	2009
Home & Family:
Rubbermaid Consumer		$819.7	$847.7
Baby & Parenting		700.2	703.6
Décor		458.8	450.9
Other		399.7	375.0

		2,378.4	2,377.2

Office Products		1,708.9	1,674.7

Tools, Hardware & Commercial Products		1,671.9	1,525.7

		$5,759.2	$5,577.6

As requested by the Commission staff's letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Ellis, Vice President - Corporate Controller and Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7788, should you have any questions regarding our responses or any related matters.

Sincerely,

Newell Rubbermaid Inc.

By: /s/ Juan R. Figuereo

Title: Executive Vice President and Chief Financial Officer